Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-213645

Relating to the Preliminary Prospectus Supplement dated November 20, 2017

(to Prospectus dated September 15, 2016)

Starbucks Corporation

$1,000,000,000

$500,000,000 2.200% Senior Notes due 2020

$500,000,000 3.750% Senior Notes due 2047

Pricing Term Sheet

November 20, 2017

Issuer:	Starbucks Corporation

Ratings (Moody’s/S&P/Fitch):*	A3/A-/A-

Format:	SEC Registered

Ranking:	Senior Unsecured

Trade Date:	November 20, 2017

Settlement Date:	November 22, 2017 (T+2)

Joint Book-Running Managers:	Citigroup Global Markets Inc. Goldman Sachs & Co. LLC U.S. Bancorp Investments, Inc.

Co-Managers:	HSBC Securities (USA) Inc. Rabo Securities USA, Inc. Loop Capital Markets LLC SunTrust Robinson Humphrey, Inc. Fifth Third Securities, Inc. Academy Securities, Inc. Mischler Financial Group, Inc.

Title:	2.200% Senior Notes due 2020	3.750% Senior Notes due 2047

Principal Amount:	$500,000,000	$500,000,000

Maturity Date:	November 22, 2020	December 1, 2047

Interest Payment Dates:	May 22 and November 22, beginning May 22, 2018	June 1 and December 1, beginning June 1, 2018

Interest Payment Record Dates:	May 7 and November 7	May 15 and November 15

Benchmark Treasury:	UST 1.750% due November 15, 2020	UST 2.750% due August 15, 2047

Benchmark Treasury Price/Yield:	99-22; 1.858%	99-03; 2.795%

Spread to Benchmark Treasury:	+37 basis points	+97 basis points

Yield to Maturity:	2.228%	3.765%

Coupon (Interest Rate):	2.200% per annum	3.750% per annum

Price to Public (Issue Price):	99.919%	99.731%

Optional Redemption:	The 2020 notes will be redeemable at the Issuer’s option, in whole at any time or in part from time to time, at a redemption price equal to (A) the greater of (i) 100% of the aggregate principal amount of the 2020 notes to be redeemed and (ii) the sum of the present value of the remaining scheduled payments of principal and interest on the 2020 notes being redeemed (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year of twelve 30-day months), at the Treasury Rate plus 10 basis points, plus (B) accrued and unpaid interest on the 2020 notes being redeemed to the redemption date.

The 2047 notes will be redeemable at the Issuer’s option at any time prior to June 1, 2047 (six months prior to their December 1, 2047 maturity date), in whole at any time or in part from time to time, at a redemption price equal to (A) the greater of (i) 100% of the aggregate principal amount of the 2047 notes to be redeemed and (ii) the sum of the present value of the remaining scheduled payments of principal and interest on the 2047 notes being redeemed (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year of twelve 30-day months), at the Treasury Rate plus 15 basis points, plus (B) accrued and unpaid interest on the 2047 notes being redeemed to the redemption date.

At any time on and after June 1, 2047 (six months prior to their December 1, 2047 maturity date), the Issuer may redeem some or all of the 2047 notes, at a redemption price equal to 100% of the principal amount of the 2047 notes to be redeemed plus accrued and unpaid interest on the principal amount being redeemed to the date of redemption.

Change of Control Repurchase:	Upon the occurrence of a change of control triggering event (which involves the occurrence of both a change of control and a below investment grade rating of the 2020 notes by Moody’s and S&P), the Issuer will be required, unless the Issuer has exercised its option to redeem the 2020 notes, to make an offer to purchase the 2020 notes at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of repurchase.	Upon the occurrence of a change of control triggering event (which involves the occurrence of both a change of control and a below investment grade rating of the 2047 notes by Moody’s and S&P), the Issuer will be required, unless the Issuer has exercised its option to redeem the 2047 notes, to make an offer to purchase the 2047 notes at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of repurchase.

CUSIP/ISIN:	855244AL3 / US855244AL32	855244AM1 / US855244AM15

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each of the security ratings above should be evaluated independently of any other security rating.

The Issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You should rely on the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus and the prospectus supplement may be obtained by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146; Goldman Sachs & Co. LLC toll-free at (866) 471-2526; or U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607.